SIT QUALITY INCOME FUND

Offering both stability and income

SIT QUALITY INCOME FUND

Ticker: SQIFX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Fund Details

Inception Date:	12/31/12
Fund Assets (Millions):	$105.0
Average Maturity:	9.1 Years
Effective Duration:	1 Years
Ticker:	SQIFX
CUSIP:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	0.90%

Average Annual Returns



- ● Sit Quality Income Fund
- ● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

(bar chart categories: Three Month, One Year, Three Year, Five Year, Since Inception*)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Quality Income Fund objective is to provide high current income and safety of principal by investing, under normal market conditions, at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment-grade debt securities issued by corporations and municipalities, and mortgage and other asset-backed securities. Investment-grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

Risk-Reward Profile



LOW   HIGH

The Sit Quality Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in high-quality, short-duration bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management



Bryce A. Doty   Mark H. Book   Christopher M. Rasmussen

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


SIT QUALITY INCOME FUND

Ticker: SQIFX

Overview Returns Risk Holdings

Information reported as of December 31, 2020

Yields (%)

30-Day SEC Yield   **0.68%**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



● Sit Quality Income Fund
● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

		Annualized Returns			
	Three Month	One Year	Three Year	Five Year	Since Inception*
Sit Quality Income Fund	**0.76**	**2.96**	**2.32**	**1.78**	**1.23**
Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index	0.21	7.51	5.34	4.44	5.31

*Inception Date of 12/31/12

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2013	0.58	0.64
2014	0.68	0.77
2015	-0.27	0.65
2016	0.79	1.28
2017	1.16	0.84
2018	0.90	1.60
2019	3.13	4.03
2020	2.96	3.33

Growth of $10,000

From December 31, 2012 to December 31, 2020



● Sit Quality Income Fund
● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

 **Sit Mutual Funds**

Print

SIT QUALITY INCOME FUND

Ticker: SQIFX

Quality: High
Duration: Short

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Return Volatility



● Sit Quality Income Fund
● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Quality Income Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 24 Up Quarters



Down Market Performance

Average 3-Month Returns of 5 Down Quarters



● Sit Quality Income Fund
● Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 31, 2012. For complete performance data see the *Quality Income Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▼

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Quality Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


SIT QUALITY INCOME FUND

Ticker: SQIFX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Duration

Average Maturity	Effective Duration
9.1 Years	1 Years

Sector Allocation (%)



- 32.9 U.S. Treasury/Federal Agency
- 25.8 Corporate Bonds
- 18.0 Mortgage Pass-Through (Agy.)
- 7.9 Taxable Municipal
- 6.0 Asset-Backed (non-agency)
- 5.4 CMO (non-agency)
- 0.0 0
- 4.0 Cash and Other Net Assets

Portfolio Holdings

 *Complete List of Holdings for the Quality Income Fund as of September 30, 2020.*

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


 Utilities
 Health Care

Supporting Minnesota Communities

 Schools
 Transportation

 Pollution Control
 Industrial Development

Sit Minnesota Tax-Free Income Fund

 Housing
 Community Redevelopment

SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2020

Fund Details

Inception Date	12/1/93
Fund Assets	$672.3M
Average Maturity	16.7 Years
Duration (Avg. Life)	4.7 Years
Ticker	SMTFX
CUSIP	82979K-10-0
Minimum Investment	$5,000
Minimum IRA Investment	$2,000
Expense Ratio	0.80%

Tax-Equivalent Yields

Income earned from investments in the Sit Minnesota Tax-Free Income Fund is exempt from both Federal and state taxes.

	Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	44.83% Tax Rate	46.63% Tax Rate
1.78	3.47	3.61

Average Annual Returns



- Sit MN Tax-Free Income Fund
- Bloomberg Barclays 5-yr Muni Bond Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Minnesota Tax-Free Income Fund seeks current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital. To achieve its objective, the Fund invests primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

Risk-Reward Profile



The Sit Minnesota Tax-Free Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in investment-grade, intermediate-duration municipal bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management



Paul J. Jungquist   Todd S. Emerson   Kevin P. O'Brien

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

 **Sit Mutual Funds**

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SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Tax-Equivalent Yields (%)

30-Day SEC Yield	**1.78**
44.83% Tax Rate	**3.47**
46.63% Tax Rate	**3.61**

Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after-tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

Average Annual Returns (%)



	Annualized Returns					
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit MN Tax-Free Income Fund	1.82	3.58	3.74	3.42	4.47	4.64
Bloomberg Barclays 5-yr Muni Bond Index	0.77	4.29	3.80	2.81	3.03	4.23

Inception Date of 12/1/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2011	10.64	6.93
2012	7.24	2.97
2013	-3.10	0.81
2014	9.91	3.19
2015	3.54	2.43
2016	0.14	-0.39
2017	5.83	3.14
2018	1.03	1.69
2019	6.70	5.45
2020	3.58	4.29

Growth of $10,000

From December 1, 1993 to December 31, 2020



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.



800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by downloading them from the Documents page. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

SIT MINNESOTA TAX-FREE INCOME FUND

Quality: Medium
Duration: Intermediate

Ticker: SMTFX

| Overview | Returns | **Risk** | Holdings |

Information reported as of December 31, 2020

Return Volatility



- ● Sit MN Tax-Free Income Fund
- ● Bloomberg Barclays 5-yr Muni Bond Index

3-Year Standard Deviation

- ● Sit MN Tax-Free Income Fund
- ● Bloomberg Barclays 5-yr Muni Bond Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Minnesota Tax-Free Income Fund returns page*.

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 86 Up Quarters



Rising Market

Up Market Performance

Average 3-Month Returns of 20 Down Quarters



Falling Market

- ● Sit MN Tax-Free Income Fund
- ● Bloomberg Barclays 5-yr Muni Bond Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, December 1, 1993. For complete performance data see the *Minnesota Tax-Free Income Fund returns page*.

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

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FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy* access to their assets by *setting up checkwriting* on their account.




| *Mutual Funds* | *Account Management* | *Retirement and Education Plans* | *Forms and Publications* | *Firm Information* | 🔍 |

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SIT MINNESOTA TAX-FREE INCOME FUND

Ticker: SMTFX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2020

Duration

Average Maturity:	Duration to Estimated Average Life:
16.7 Years	4.7 Years

Quality Ratings (%)

Click on chart segments for detailed information.



- 10.0 AAA
- 30.9 AA
- 13.5 A
- 7.2 BBB
- 9.3 Less than BBB
- 24.9 Nonrated
- 4.2 Other Assets and Liabilities

Sector	*Assessment of Non-Rated Securities
AAA	0.0%
AA	0.0
A	1.3
BBB	5.1
BB	16.5
>BB	2.0

Sector Allocation (%)



- 20.6 Multi Family Mortgage
- 17.8 Single Family Mortgage
- 15.7 Education/Student Loan
- 14.6 Hospital / Health Care
- 10.8 General Obligation
- 4.5 Municipal Lease
- 3.6 Other Revenue
- 2.0 Utility
- 6.2 Sectors less than 2%
- 4.2 Cash and Other Net Assets

Portfolio Holdings

 *Complete List of Holdings for the Minnesota Tax-Free Income Fund as of September 30, 2020.*

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▾

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Minnesota Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.



800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.




Imagine Your Future

Sit Mid Cap Growth Fund

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT MID CAP GROWTH FUND

Ticker: NBNGX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2020

Fund Details

Inception Date:	9/2/82
Fund Assets (Millions):	$213.8
Wtd. Avg. Market Cap (Billions):	$31.2
Median Market Cap (Billions):	$17.4
Ticker:	NBNGX
CUSIP:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.25%

Average Annual Returns (%)



Legend: ● Sit Mid Cap Growth Fund ● Russell Midcap® Growth Index

Categories: 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Mid Cap Growth Fund objective is to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above-average, long-term earnings and revenue growth.

Risk-Reward Profile



LOW ▲ HIGH

The Sit Mid Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in mid-cap size, growth-oriented stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management

  

Roger J. Sit | *Kent L. Johnson* | *Robert W. Sit*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this website. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Sit Mutual Funds

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| Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information |

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT MID CAP GROWTH FUND

Ticker: NBNGX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2020

Average Annual Returns (%)



Legend:
- ● Sit Mid Cap Growth Fund
- ● Russell Midcap® Growth Index

	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Annualized Returns						
Sit Mid Cap Growth Fund	19.69	33.08	17.14	14.55	11.68	11.96
Russell Midcap® Growth Index	19.02	35.59	20.50	18.66	15.04	--

*Inception Date of 9/2/82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers, total return figures would have been lower. Returns do not reflect the taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2011	-6.53	-1.65
2012	18.36	15.81
2013	33.42	35.74
2014	6.01	11.90
2015	-2.22	-0.20
2016	3.10	7.33
2017	19.01	25.27
2018	-7.25	-4.75
2019	30.21	35.47
2020	33.08	35.59

Growth of $10,000

From December 31, 2010 to December 31, 2020



Legend:
- ● Sit Mid Cap Growth Fund
- ● Russell Midcap® Growth Index

Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▲▼

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

SIT MID CAP GROWTH FUND

Ticker: NBNGX

Cap Size: Mid
Investment Style: Growth

| Overview | Returns | **Risk** | Holdings |

Information reported as of December 31, 2020

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Mid Cap Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance
Average 3-Month Returns of 96 Up Quarters



Rising Market

Down Market Performance
Average 3-Month Returns of 41 Down Quarters



Falling Market

● Sit Mid Cap Growth Fund
● Russell Midcap® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 2, 1982. For complete performance data see the *Mid Cap Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index is** an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

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SIT MID CAP GROWTH FUND

Ticker: NBNGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2020

Sector Allocation (%)
Click on chart segments for detailed information.

- 23.9 Technology Services
- 15.7 Health Technology
- 15.2 Electronic Technology
- 7.6 Producer Manufacturing
- 7.4 Finance
- 4.7 Health Services
- 4.1 Consumer Services
- 3.3 Industrial Services
- 15.6 Sectors less than 3.3%
- 2.5 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Atlassian Corp., PLC	2.5%
Teladoc Health, Inc.	2.4
Thermo Fisher Scientific, Inc.	2.3
DexCom, Inc.	2.3
HubSpot, Inc.	2.2
PTC, Inc.	2.2
Autodesk, Inc.	2.1
Scotts Miracle-Gro Co.	2.0
Trex Co., Inc.	2.0
Booz Allen Hamilton Holding Corp.	2.0
Number of Holdings: 75	Top 10: 21.9

Portfolio Holdings

PDF Adobe *Complete List of Holdings for the Mid Cap Growth Fund as of September 30, 2020.*

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.



FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.



Sit Mutual Funds

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Missing something in your portfolio?

Sit Small Cap Dividend Growth Fund

SIT SMALL CAP DIVIDEND GROWTH FUND

Tickers: SSCDX, SDFSX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2020

Fund Details

Inception Dates	3/31/15
Fund Assets	
I Class	$14.8M
S Class	$4.7M
Tickers	
I Class	SSCDX
S Class	SDFSX
CUSIP Numbers	
I Class	82980D-86-3
S Class	82980D-85-5
Minimum Investment Amounts	
I Class	$100,000
S Class	$5,000
Minimum IRA Investment Amount	
I Class	$100,000
S Class	$2,000
Expense Ratios	
I Class	1.00%
S Class	1.25%

Average Annual Returns



● Sit Small Cap Dividend Growth Fund Class I
● Russell 2000® Index

Three Month, One Year, Since Inception*

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Small Cap Dividend Growth Fund seeks current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation. To achieve its objectives, the Fund invests, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend-paying, growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risk-Reward Profile



LOW — HIGH

The Sit Small Cap Dividend Growth Fund has moderate risk and moderate reward potentials.

Investment Style

The Fund invests in small cap, growth-oriented stocks that pay dividends. The Fund's holdings exhibit a blend of growth and value characteristics.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit | Kent L. Johnson | Robert W. Sit | Michael T. Manns

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

RECENT ARTICLE
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FUND PRICES
Current Share Prices

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MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund ▼

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

SIT SMALL CAP DIVIDEND GROWTH FUND

Ticker: SSCDX, SDFSX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2020

Yield (%)

	30-Day SEC Yield
Class I	0.78
Class S	0.54

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



	Three Month	One Year	Three Year	Five Year	Since Inception*
Sit Small Cap Dividend Growth Fund Class I	**22.42**	**16.20**	**7.00**	**10.93**	**8.15**
Sit Small Cap Dividend Growth Fund Class S	**22.38**	**16.00**	**6.73**	**10.65**	**7.88**
Russell 2000® Index	31.37	19.96	10.25	13.26	9.74

*Inception Date of 3/31/15

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class I)	Index
2015	-6.51	8.36
2016	20.59	21.31
2017	13.69	14.65
2018	-17.07	-11.01
2019	27.11	25.53
2020	16.20	19.96

Growth of $10,000

From March 31, 2015 to December 31, 2020



Disclosure

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

RECENT ARTICLE

The Case for Dividend Strategies

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▾

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

 **Sit Mutual Funds**

SIT SMALL CAP DIVIDEND GROWTH FUND

Tickers: SSCDX, SDFSX

Cap Size: Small
Investment Style: Blend

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Return Volatility



● Sit Small Cap Dividend Growth Fund Class I
● Russell 2000® Index

3-Year Standard Deviation

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Small Cap Dividend Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 14 Up Quarters



Rising Market

Down Market Performance

Average 3-Month Returns of 6 Down Quarters



Falling Market

● Sit Small Cap Dividend Growth Fund Class I
● Russell 2000® Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, March 31, 2015. For complete performance data see the *Small Cap Dividend Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

RECENT ARTICLE

The Case for Dividend Strategies

FUND PRICES

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 **Sit Mutual Funds**

SIT SMALL CAP DIVIDEND GROWTH FUND

Ticker: SSCDX, SDFSX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2020

Sector Allocation (%)
Click on chart segments for detailed information.



- 24.6 Finance
- 11.0 Producer Manufacturing
- 10.6 Electronic Technology
- 6.9 Consumer Services
- 6.5 Consumer Durables
- 6.4 Health Technology
- 5.2 Process Industries
- 4.6 Commercial Services
- 21.9 Sectors less than 4.5%
- 2.3 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Monolithic Power Systems, Inc.	3.7
MKS Instruments, Inc.	3.3
Chegg, Inc.	2.3
Scotts Miracle-Gro Co.	2.1
Globant SA	1.8
Encompass Health Corp.	1.8
KBR, Inc.	1.7
American Financial Group, Inc.	1.7
CMC Materials, Inc.	1.6
Axis Capital Holdings, Ltd.	1.6
Numbers of Holdings: 87	Top 10: 21.7

Portfolio Holdings

PDF Adobe

Complete List of Holdings for the Small Cap Dividend Growth Fund as of September 30, 2020.

Disclosure

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

RECENT ARTICLE
The Case for Dividend Strategies

FUND PRICES
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Building Blocks of Innovation

Sit Small Cap Growth Fund

SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

Cap Size: Small
Investment Style: Growth

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2020

Fund Details

Inception Date:	7/1/94
Fund Assets (Millions):	$132.2
Wtd. Avg. Market Cap (Billions):	N/A
Median Market Cap (Billions):	$6.0
Ticker:	SSMGX
CUSIP:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	1.50%

Average Annual Returns (%)



- ● Sit Small Cap Growth Fund
- ● Russell 2000® Growth Index

(Chart: Returns for 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Small Cap Growth Fund seeks to maximize long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

Risk-Reward Profile



LOW ▲ HIGH

The Sit Small Cap Growth Fund has higher risk and higher reward potentials.

Investment Style

The Fund invests in small cap growth stocks.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management



Roger J. Sit   Kent L. Johnson   Robert W. Sit

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▼

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

| Overview | **Returns** | Risk | Holdings |

Information reported as of December 31, 2020

Average Annual Returns (%)



	Three Month	One Year	Three Year*	Five Year	Ten Year	Since Inception*
			Annualized Returns			
Sit Small Cap Growth Fund	22.77	35.93	16.17	13.44	11.13	10.88
Russell 2000® Growth Index	29.61	34.63	16.20	16.36	13.48	9.20

*Inception Date of 7/1/94

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2011	-0.23	-2.91
2012	14.4	14.59
2013	35.66	43.3
2014	1.46	5.60
2015	-2.66	-1.38
2016	3.56	11.32
2017	15.71	22.17
2018	-10.71	-9.31
2019	29.17	28.48
2020	35.93	34.63

Growth of $10,000

From December 31, 2010 to December 31, 2020



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ▾

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

 **Sit Mutual Funds**

SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

Cap Size: Small
Investment Style: Growth

Overview | Returns | **Risk** | Holdings

Information reported as of December 31, 2020

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Small Cap Growth Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 67 Up Quarters



Down Market Performance

Average 3-Month Returns of 36 Down Quarters



● Sit Small Cap Growth Fund
● Russell 2000® Growth Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, July 1, 1994. For complete performance data see the *Small Cap Growth Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS
Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

 **Sit Mutual Funds**

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SIT SMALL CAP GROWTH FUND

Ticker: SSMGX

| Overview | Returns | Risk | **Holdings** |

Information reported as of December 31, 2020

Sector Allocation (%)
Click on chart segments for detailed information.



- 18.1 Health Technology
- 16.4 Technology Services
- 9.6 Electronic Technology
- 8.8 Producer Manufacturing
- 6.8 Consumer Durables
- 6.5 Finance
- 6.4 Consumer Services
- 4.4 Commercial Services
- 20.9 Sectors less than 4.4%
- 1.8 Cash and Other Net Assets

Top 10 Holdings

Company	% of Net Assets
Monolithic Power Systems, Inc.	2.8
Chegg, Inc.	2.6
Pacific Biosciences of California, Inc.	2.6
Paycom Software, Inc.	2.5
YETI Holdings, Inc.	2.2
HubSpot, Inc.	2.1
iRhythm Technologies, Inc.	2.1
Trex Co., Inc.	2.1
Teladoc Health, Inc.	2.0
Scotts Miracle-Gro Co.	1.9
Numbers of Holdings: 91	Top 10: 22.9

Portfolio Holdings

 *Complete List of Holdings for the Small Cap Growth Fund as of September 30, 2020.*

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

| Select a Fund | ⇕ |

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


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SIT TAX-FREE INCOME FUND
Ticker: SNTIX

Overview | Returns | Risk | Holdings

Information reported as of December 31, 2020

Fund Details

Inception Date:	9/29/88
Fund Assets (Millions):	$338.2
Average Maturity:	19.6 Years
Duration to Est. Avg. Life:	5.3 Years
Ticker:	SNTIX
CUSIP:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000
Expense Ratio:	0.80%

Tax-Equivalent Yields

Income earned from investments in the Sit Tax-Free Income Fund is exempt from Federal taxes.

	Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	38.8% Tax Rate	40.8% Tax Rate
1.95	3.19	3.29

Average Annual Returns



● Sit Tax-Free Income Fund
● Bloomberg Barclays 5-Yr Municipal Bond Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit Tax-Free Income Fund objective is high current income that is exempt from federal income tax consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

Risk-Reward Profile


LOW ▲ HIGH

The Sit Tax-Free Income Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in investment-grade, intermediate duration municipal bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management



Paul J. Jungquist   Todd S. Emerson   Kevin P. O'Brien

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not fund recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy* access to their assets by *setting up checkwriting* on their account.

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SIT TAX-FREE INCOME FUND

Ticker: SNTIX

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Tax-Equivalent Yields

30-Day SEC Yield	1.95
38.8% Tax Rate	3.19
40.8% Tax Rate	3.29

Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after-tax basis at a specified tax rate. The effective federal rate includes the federal 3.8% net investment income tax for the top two tax brackets.

Average Annual Returns (%)



		Annualized Returns				
	Three Month	One Year*	Three Year*	Five Year	Ten Year	Since Inception*
Sit Tax-Free income Fund	**2.49**	**4.01**	**3.90**	**3.98**	**5.34**	**5.16**
Bloomberg Barclays 5-Yr Municipal Bond Index	0.77	4.29	3.80	2.81	3.03	4.89

Inception Date of 9/29/88

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund	Index
2011	10.73	6.93
2012	9.93	2.97
2013	-4.46	0.81
2014	14.60	3.19
2015	3.91	2.43
2016	0.64	-0.39
2017	7.68	3.14
2018	0.70	1.69
2019	7.08	5.45
2020	4.01	4.29

Growth of $10,000

From September 29, 1988 to December 31, 2020



Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⇕

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | *Firm History* | *Glossary* | *Terms of Use* | *Privacy Policy*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

| *Mutual Funds* | *Account Management* | *Retirement and Education Plans* | *Forms and Publications* | *Firm Information* | |

FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT TAX-FREE INCOME FUND

Ticker: SNTIX

Quality: Mid
Duration: Intermediate

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Return Volatility



Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *Tax-Free Income Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 105 Up Quarters



Down Market Performance

Average 3-Month Returns of 21 Down Quarters



● Sit Tax-Free Income Fund
● Bloomberg Barclays 5-Yr Municipal Bond Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, September 29, 1988. For complete performance data see the *Tax-Free Income Fund returns page.*

Notes

Performance figures are historical and do not guarantee future results. Investment returns and principal will vary, and you may have a gain or loss when you sell shares.

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

| Select a Fund ⬍ |

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.



Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


Sit Mutual Funds

Mutual Funds	Account Management	Retirement and Education Plans	Forms and Publications	Firm Information

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT TAX-FREE INCOME FUND

Ticker: SNTIX

Overview	Returns	Risk	**Holdings**

Information reported as of December 31, 2020

Duration

Average Maturity:	Duration to Estimated Average Life:
19.6 Years	5.3 Years

Quality Ratings

Click on chart segments for detailed information.



- 8.0 AAA
- 33.2 AA
- 18.6 A
- 10.9 BBB
- 2.8 Less than BBB
- 23.2 Nonrated
- 3.3 Other Assets and Liabilities

Sector	*Assessment of Non-Rated Securities
AAA	0.0%
AA	0.2
A	0.3
BBB	0.9
BB	18.7
>BB	3.1

Sector Allocation (%)



- 25.8 Multi Family Mortgage
- 19.0 Single Family Mortgage
- 11.5 Other Revenue
- 10.5 Education/Student Loan
- 7.4 Insured
- 6.1 General Obligation
- 5.5 Investment Companies
- 4.3 Hospital / Health Care
- 6.6 Sectors less than 3%
- 3.3 Cash and Other Net Assets

Portfolio Holdings

Complete List of Holdings for the Tax-Free Income Fund as of September 30, 2020.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

| Select a Fund | ⇕ |

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit Tax-Free Income Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.



800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.



Sit Mutual Funds

🖨 Print

Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information

🔍



Alexander Hamilton's Legacy

Revolutionary War Hero — First Treasury Secretary

The Federalist Papers — Shaped U.S. Foreign Policy

Gold-Based Dollar — A Paid Military

Government-Backed Bonds

Sit U.S. Government Securities Fund

FASTTRACK: | Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT U.S. GOVERNMENT SECURITIES FUND

Tickers: SNGVX, SNGYX

| **Overview** | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Fund Details

Inception Dates
S Class — 6/2/87
Y Class — 1/1/20

Fund Assets
S Class — $407.6M
Y Class — $77.9M

Average Maturity: 17.9 Years

Effective Duration: 1.9 Years

Tickers
S Class — SNGVX
Y Class — SNGYX

CUSIP Numbers
S Class — 829800-10-1
Y Class — 82980B-10-7

Minimum Investment Amounts
S Class — $5,000
Y Class — $1,000,000

Minimum IRA Investment Amount
S Class — $2,000
Y Class — $1,000,000

Expense Ratios
S Class — 0.80%
Y Class — 0.55%

Average Annual Returns

● Sit U.S. Government Securities Fund Class S
● Bloomberg Barclays Intermediate Government Index

(Bar chart showing Returns for 3 Month, 1 Year, 3 Year, 5 Year, 10 Year, Since Inception)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Fund Objectives and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

Risk-Reward Profile



LOW ▲ HIGH

The Sit U.S. Government Securities Fund has lower risk and lower reward potentials.

Investment Style

The Fund invests in high-quality, short-duration government bonds.

Investment Adviser

The Sit Mutual Funds' investment adviser is Sit Investment Associates, Inc. It is an employee-owned firm founded in 1981 in Minneapolis, Minnesota and currently manages $14.9 billion (as of 12/31/20). The firm's sole business is investment management.

Portfolio Management



Bryce A. Doty   *Mark H. Book*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580

Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund ⬍

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Mutual Funds | Account Management | Retirement and Education Plans | Forms and Publications | Firm Information

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

SIT U.S. GOVERNMENT SECURITIES FUND

Tickers: SNGVX, SNGVY

[Overview] [**Returns**] [Risk] [Holdings]

Information reported as of December 31, 2020

Yields (%)

S Class 30-Day SEC Yield	**1.75%**
Y Class 30-Day SEC Yield	**2.00**

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

Average Annual Returns (%)



Sit U.S. Government Securities Fund Class S
Bloomberg Barclays Intermediate Government Index

		Annualized Returns				
	Three Month	One Year	Three Year	Five Year	Ten Year	Since Inception*
Sit U.S. Government Securities Fund Class S	-0.18	3.62	2.91	2.15	1.76	5.09
Bloomberg Barclays Intermediate Government Index	-0.22	5.73	4.10	2.89	2.46	5.35
Sit U.S. Government Securities Fund Class Y	-0.11	--	--	--	--	3.92
Bloomberg Barclays Intermediate Government Index	-0.22	--	--	--	--	5.73

*Inception Date of 6/2/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. *Performance data current to the most recent month-end is available.* Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Returns by Year (%)

	Fund (Class S)	Index
2011	2.72	6.08
2012	2.67	1.73
2013	-2.08	-1.25
2014	2.22	2.52
2015	1.42	1.18
2016	0.69	1.05
2017	1.33	1.14
2018	1.77	1.43
2019	3.34	5.20
2020	3.62	5.73

Growth of $10,000

From June 2, 1987 to December 31, 2020



Sit U.S. Government Securities Fund
Bloomberg Barclays Intermediate Government Bond Index

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

[Select a Fund ▲▼]

ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: info@sitinvest.com | Copyright 2007-2020 Sit Investment Associates, Inc.

Home | Firm History | Glossary | Terms of Use | Privacy Policy

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

SIT U.S. GOVERNMENT SECURITIES FUND

Quality: High
Duration: Short

Tickers: SNGVX, SNGVY

| Overview | Returns | Risk | Holdings |

Information reported as of December 31, 2020

Return Volatility



● Sit U.S. Government Securities Fund
● Bloomberg Barclays Intermediate Government Index

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. For complete performance data see the *U.S. Government Securities Fund returns page.*

Up and Down Markets Performance

Up Market Performance

Average 3-Month Returns of 96 Up Quarters



Down Market Performance

Average 3-Month Returns of 35 Down Quarters



● Sit U.S. Government Securities Fund
● Bloomberg Barclays Intermediate Government Index

Positive primary Index quarterly performance indicates an "up market"; negative primary Index quarterly performance determines a "down market", regardless of Fund performance. The graph displays the average quarterly returns for the Fund and Index in both up and down markets since the Fund's inception, June 2, 1987. For complete performance data see the *U.S. Government Securities Fund returns page.*

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the *Performance Summary page.*

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Standard deviation is a measure of risk that indicates the volatility of a portfolio's total returns as measured against its mean performance. In general, the higher the standard deviation, the greater the volatility or risk. Standard Deviation is a statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. Standard deviation was calculated using the most recent monthly returns for a 3 year period. Refer to the prospectus for specific risks. The fund's measure of volatility is subject to change without notice as market or economic conditions change, and such changes may include significant and nonrecurring volatility events. Historical volatility is not necessarily indicative of future volatility and there is no guarantee that in any time period any one fund will be more or less volatile than any other fund.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

FUND PRICE

Current Share Prices

HOW TO INVEST

Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

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ADDITIONAL RESOURCES

Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING

Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page.* Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.


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SIT U.S. GOVERNMENT SECURITIES FUND

Tickers: SNGVX, SNGVY

Overview | Returns | Risk | **Holdings**

Information reported as of December 31, 2020

Duration (%)

0-1 Year	3.5
1-5 Years	92.8
5-10 Years	1.9
10-20 Years	1.4
20+ Years	0.4

Sector Allocation (%)

Click on chart segments for detailed information.



- 51.9 CMO
- 20.1 FNMA Pass-Through
- 10.6 GNMA Pass-Through
- 9.2 U.S. Treasury/Federal Agy.
- 4.7 FHLMC Pass-Through
- 1.4 Asset-Backed
- 0.5 SBA Pass-Through
- 1.6 Cash and Other Net Assets

Portfolio Holdings


Complete List of Holdings for the U.S. Government Securities Fund as of September 30, 2020.

Notes

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The *prospectus* may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or downloaded from this *website*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

FUND PRICE
Current Share Prices

HOW TO INVEST
Instructions
Applications
Summary Prospectus

MANAGE MY ACCOUNT

1-800-332-5580
Investor service representatives available Monday-Friday between 7:30 a.m. - 5:30 p.m. Central Time.

THE SIT MUTUAL FUNDS

Select a Fund

ADDITIONAL RESOURCES
Fact Sheet
Summary Prospectus
Statutory Prospectus
Statement of Additional Information
Annual Report

FREE CHECKWRITING
Direct shareholders of the Sit U.S. Government Securities Fund can have *quick and easy access* to their assets by *setting up checkwriting* on their account.

800-332-5580 | e-mail: *info@sitinvest.com* | Copyright 2007-2020 Sit Investment Associates, Inc.

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Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.